Heidi Chen Executive Vice President, General Counsel and Secretary 10 Sylvan Way Parsippany, NJ 07054	E. Heidi.Chen@zoetis.com P. 973-443-2894
September 8, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Division of Corporation Finance, Disclosure Review Program

Re: Zoetis Inc.
Definitive Proxy Statement on Schedule 14A
Filed April 6, 2022
File No. 001-35797

Ladies and Gentlemen:

We are submitting this letter in response to comments received dated September 8, 2022 (the “Comment Letter”) related to the above noted filing. We acknowledge the staff’s comments and confirm that we will prepare our future proxy disclosures in accordance with the topics set forth in the Comment Letter as well as any material developments to our risk oversight structure.

Should you have any questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 973-443-2894 or Heidi.Chen@zoetis.com; Salvatore Gagliardi at 201-400-3985 or Salvatore.Gagliardi@zoetis.com; or Lauren Luptak at 610-608-1148 or Lauren.Luptak@zoetis.com.

Sincerely,

Heidi Chen
Executive Vice President, General Counsel and Secretary

CC: Kristin C. Peck, Chief Executive Officer
Wetteny Joseph, Chief Financial Officer
Christine DiFabio, Senior Vice President & Controller
Salvatore Gagliardi, Vice President & Chief Counsel, Business Transactions,
Corporate Governance, and Accelerated Growth Businesses; Assistant Secretary
Lauren Luptak, Corporate Counsel, Corporate Governance and Securities